Cybin Partners with Osmind to Accelerate Commercial Preparation for its Clinical-Stage Psychiatry Programs

- Cybin will leverage Osmind's 800-clinic network, point-of-care software, and real-world data to support the commercial preparation for its clinical-stage pipeline -

- Osmind is a leading service provider to psychiatry practices in the U.S. focused on advancing psychiatry through technology and services to bring innovative mental health treatments to patients in need -

TORONTO, CANADA – April 21, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today announced a strategic partnership with Osmind, a leading service provider advancing psychiatry through technology, services, and real-world evidence to bring innovative mental health treatments to patients in need.

“Preparation for the commercialization of our clinical stage programs is a top priority, and aligning ourselves with Osmind will help us accelerate our goals,” said Doug Drysdale, Chief Executive Officer of Cybin. "Osmind’s extensive network of over 800 psychiatry clinics in the U.S., combined with our expertise, allows us to align on and prepare for the operational infrastructure needs relevant for interventional treatments. End-to-end mapping in key areas of clinic workflow and patients’ journey such as pharmacy, fulfillment, patient access and reimbursement will lay the groundwork for commercialization of our lead clinical programs: CYB003 in Phase 3 development for the adjunctive treatment of major depressive disorder, and CYB004 in a Phase 2 study for generalized anxiety disorder. We look forward to a productive collaboration that leads to meaningful progress in transforming the treatment paradigm for patients with mental health disorders.”

With 52.9 million people in the U.S., or nearly one in five Americans 1, living with a mental illness, there remains a significant unmet need in addressing the mental health crisis. Many patients do not experience relief with the standard of care, highlighting a need for innovation and improved therapeutic options.

“We are thrilled to partner with Cybin; together, we are aligning incentives across stakeholders to help patients in need,” said Jimmy Qian, President of Osmind. “By preparing real-world care settings for next-generation neuropsychiatric interventions, Osmind is reducing friction and promoting practice success for clinicians, increasing access for patients, while supporting Cybin’s market penetration and commercial launch. Osmind and Cybin share a common mission to scale cutting-edge mental health treatments to as many patients as possible. We are delighted to support Cybin’s differentiated research, development, and commercialization efforts.”

Opportunity to Address Unmet Needs in Mental Health

●Globally, it is estimated that over 300 million people suffer from major depressive disorder (MDD)2. The global market size for major depressive disorder was estimated at $5.15 billion in 2024 and is projected to rise to $11.09 billion by 2033.3
●An estimated 21 million Americans experienced at least one major depressive episode in 2021.4 About two-thirds of patients with MDD do not experience relief with initial antidepressant treatment.5
●It is estimated that 6.8 million people in the U.S. suffer from generalized anxiety disorder (“GAD”).6 Approximately 50% of patients with GAD are unresponsive to first line treatment with selective serotonin reuptake inhibitors (“SSRIs”) and serotonin-norepinephrine reuptake inhibitors (“SNRIs”).7

About Osmind

Osmind is a public benefit corporation advancing psychiatry through technology, services, and real-world evidence to bring innovative mental health treatments to patients in need. Osmind’s psychiatry-tailored software and services, used by leading psychiatry practices across the U.S., help improve patient outcomes while driving practice success. Osmind's network of over 800 clinics comprises the country's largest network of interventional psychiatry practices. Simultaneously, Osmind's clinic network, point-of-care software, and real-world data support life sciences companies in developing and scaling access to cutting-edge treatments.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocin program, in Phase 3 development for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated N, N-dimethyltryptamine program in a Phase 2 study for generalized anxiety disorder. The company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Sources

1.https://www.nimh.nih.gov/health/statistics/mental-illness
2.World Health Organization. (2017). Depression and other common mental disorders: global health estimates. World Health Organization. https://iris.who.int/handle/10665/254610
3.Business Research Insights. (2025, March 24). Major depressive disorder market size, share, growth, and industry analysis by type (antidepressant drugs, SSRIs, SNRIs, benzodiazepines and others), by application (hospitals, clinics and others), regional insights and forecast from 2025 to 2033. Major Depressive Disorder Market Size to Hit USD 11.09 Bn by 2033. https://www.businessresearchinsights.com/market-reports/major-depressive-disorder-market-108486
4.https://www.nimh.nih.gov/health/statistics/major-depression
5.Little A. (2009). Treatment-resistant depression. American family physician, 80(2), 167–172.
6.https://adaa.org/understanding-anxiety/generalized-anxiety-disorder-gad
7.Ansara E. D. (2020). Management of treatment-resistant generalized anxiety disorder. The mental health clinician, 10(6), 326–334. https://doi.org/10.9740/mhc.2020.11.326

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s ability to successfully leverage Osmind’s clinical network, software and data to accelerate its clinical programs; commercialization of its clinical stage programs; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of a pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed.  If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com